Exhibit 21.1

SUBSIDIARIES OF MGT CAPITAL INVESTMENTS, INC.

Name of Subsidiary	Jurisdiction of Organization

MGT Gaming, Inc.	US

Medicsight, Inc.	US

Medicsight Ltd	England and Wales (closed as of December 31, 2012)